UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to Rules 13d-1(a) and

Amendments Thereto Filed Pursuant to 13d-2(a)

(Amendment No. 1)*

TSAKOS ENERGY NAVIGATION LIMITED

(Name of Issuer)

Common Shares, par value $1.00 per share

(Title of Class of Securities)

G9108L108

(CUSIP Number)

George Saroglou

Tsakos Energy Navigation Limited

367 Syngrou Avenue 175 64

P. Faliro, Athens, Greece

011 30210 940 7710

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With Copies To:

Stephen P. Farrell, Esq.

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

(212) 309-6000

August 24, 2005

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9108L108	13D	Page 2 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KELLEY ENTERPRISES INC. EIN:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION THE BAHAMAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,744,612 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 1,744,612 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,744,612
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. G9108L108	13D	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MARSLAND HOLDINGS LIMITED EIN:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,091,434 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 1,091,434 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,091,434
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. G9108L108	13D	Page 4 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) REDMONT TRADING CORP. EIN:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LIBERIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 862,056 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 862,056 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 862,056
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. G9108L108	13D	Page 5 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FIRST TSAKOS INVESTMENTS INC. EIN:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LIBERIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,836,046 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,836,046

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,836,046
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. G9108L108	13D	Page 6 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TSAKOS HOLDINGS FOUNDATION EIN:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LIECHTENSTEIN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 3,698,102 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 3,698,102

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,698,102
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%
14	TYPE OF REPORTING PERSON* OO

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to the common shares, par value $1.00 per share (“Common Shares”), of Tsakos Energy Navigation Limited, an exempted company organized under the laws of Bermuda (the “Company”). The principal executive office of the Company is located at 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece. This Amendment No. 1 amends the Schedule 13D initially filed by the Reporting Persons (as defined below) on March 20, 2002 (the “March 2002 Report”). The March 2002 Report was submitted to the Securities and Exchange Commission (the “Commission”) in paper format. Accordingly, this Amendment No. 1, which is being submitted to the Commission via EDGAR, amends and restates the March 2002 Report in its entirety. Information given in response to each item below shall be deemed incorporated by reference in all other items below.

Item 2. Identity and Background

(a) This Amendment No. 1 is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by (i) Kelley Enterprises Inc. (“Kelley”); (ii) Marsland Holdings Limited (“Marsland”); (iii) Redmont Trading Corp. (“Redmont”); (iv) First Tsakos Investments Inc. (“First Tsakos”) and (iv) Tsakos Holdings Foundation (“Tsakos Holdings”, and, together with Kelley, Marsland, Redmont and First Tsakos, the “Reporting Persons”), which persons may be deemed, but are not conceded, to constitute a “group” within Section 13(d) of the Securities Act of 1934.

The Tsakos Holdings Foundation is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls the Tsakos Holdings Foundation consists of five members, two of whom are members of the Tsakos family. Under the rules of the Securities and Exchange Commission, beneficial ownership includes the power to directly or indirectly vote or dispose of securities or to share such power. It does not necessarily imply economic ownership of the securities. Members of the Tsakos family are among the five council members of the Tsakos Holdings Foundation and accordingly may be deemed to share voting and/or dispositive power with respect to the shares owned by the Tsakos Holdings Foundation and deemed the beneficial owners of such shares. The Tsakos Holdings Foundation owns all of the outstanding shares of Redmont and First Tsakos.

First Tsakos is a holding company organized under the laws of Liberia which owns all of the outstanding shares of Kelley and Marsland.

Redmont is a holding company organized under the laws of Liberia which beneficially owns the number of Common Shares indicated herein.

Marsland is a holding company organized under the laws of the British Virgin Islands which beneficially owns the number of Common Shares indicated herein.

Kelley is a holding company organized under the laws of the Bahamas which beneficially owns the number of Common Shares indicated herein.

(b) The addresses of the principal offices of each of the Reporting Persons are as set forth on Schedule A. Schedule A is incorporated into and made a part of this Amendment No. 1.

(c) Attached as Schedule B is the name, principal occupation (where applicable) and business address of each member, executive officer and/or director of each of the Reporting Persons. Schedule B is incorporated into and made a part of this Amendment No. 1.

(d) During the last five years, none of the Reporting Persons nor any person listed on Schedule B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor any person listed on Schedule B has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

(a) On July 25, 1997, Kelley acquired 1,652,212 Common Shares for an aggregate purchase price of $23,130,968. On July 25, 1997, Marsland acquired 1,024,234 Common Shares for an aggregate purchase price of $14,339,276. On July 27, 1998, Redmont acquired 820,356 Common Shares for an aggregate purchase price of $11,484,984. With respect to each of Kelley, Marsland and Redmont, the source of funds for the purchase of 1,652,212 Common Shares, 1,024,234 Common Shares and 820,356 Common Shares, respectively, was capital contributions from their respective shareholders. Each of these purchases were effected prior to the time the Common Shares were required to be registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b) Between August 10, 2005 and August 24, 2005, Kelley acquired an aggregate of 92,400 Common Shares for an aggregate purchase price of $3,507,743. Between August 16, 2005 and August 23, 2005, Marsland acquired an aggregate of 67,200 Common Shares for an aggregate purchase price of $2,515,515. Between August 9, 2005 and August 17, 2005, Redmont acquired an aggregate of 41,700 Common Shares for an aggregate purchase price of $1,557,187. With respect to each of Kelley, Marsland and Redmont, the source of funds for the purchase of 92,400 Common Shares, 67,200 Common Shares and 41,700 Common Shares respectively, was capital contributions from their respective shareholders. Each of these purchases (collectively referred to as the “August 2005 Purchases”) were effected in open market transactions executed through the New York Stock Exchange.

Item 4. Purposes of Transactions

(a) Kelley acquired the 1,652,212 Common Shares on July 25, 1997 as an investment. Kelley acquired the additional 92,400 Common Shares in August 2005 to increase its investment in the Company. Kelley is holding its Common Shares solely for investment purposes. It has no plans or proposals with respect to any material change in the Company’s business or corporate structure or, generally, any other action referred to in instructions (a) through (j) of Item 4 of the form of Schedule 13D.

(b) Marsland acquired the 1,024,234 Common Shares on July 25, 1997 as an investment. Marsland acquired the additional 67,200 Common Shares in August 2005 to increase its investment in the Company. Marsland is holding its Common Shares solely for investment purposes. It has no plans or proposals with respect to any material change in the Company’s business or corporate structure or, generally, any other action referred to in instructions (a) through (j) of Item 4 of the form of Schedule 13D.

(c) Redmont acquired the 820,356 Common Shares on July 27, 1998 as an investment. Redmont acquired the additional 41,700 Common Shares in August 2005 to increase its investment in the Company. Redmont is holding its Common Shares, solely for investment purposes. It has no plans or proposals with respect to any material change in the Company’s business or corporate structure or, generally, any other action referred to in instructions (a) through (j) of Item 4 of the form of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) As of March 20, 2002, the Reporting Persons beneficial ownership of the Common Shares was as follows:

Name	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power		Percentage
Kelley Enterprises Inc.	1,652,212			9.7%
Marsland Holdings Limited	1,024,234			6.0%
Redmont Trading Corp.	820,356			4.8%
First Tsakos Investments Inc.		2,676,446	(1)	15.8%
Tsakos Holdings Foundation		3,496,802	(1)	20.1%

(b) As of the date hereof, the Reporting Persons beneficial ownership of the Common shares is as follows:

Name	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power		Percentage(2)
Kelley Enterprises Inc.	1,744,612	—		8.8%
Marsland Holdings Limited	1,091,434	—		5.5%
Redmont Trading Corp.	862,056	—		4.3%
First Tsakos Investments Inc.		2,836,046	(1)	14.3%
Tsakos Holdings Foundation		3,698,102	(1)	18.6%

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act, together with Sea Consolidation S.A. of Panama and Nikolas P. Tsakos, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists. Sea Consolidation S.A and Nikolas P. Tsakos beneficially and of record own 1,293,416 and 16,000 Common Shares, respectively. Together, the group would be deemed to beneficially own 5,007,518 Common Shares, constituting 25.3% of the Company.

(1)	First Tsakos is the sole holder of the outstanding capital stock of Kelley and Marsland and may be deemed to have shared voting and dispositive power of the Common Shares reported by Kelley and Marsland. Tsakos Holdings is the sole holder of outstanding capital stock of First Tsakos and Redmont and may be deemed to have shared voting and dispositive power of the Common Shares reported by Kelley, Marsland and Redmont.
(2)	The applicable percentage of ownership of each shareholder is based on the Company’s 19,826,360 issued and outstanding Common Shares as reported in a Form 6-K filed by the Company with the SEC on August 25, 2005.

(c) The responses of the Reporting Persons to Items (7) through (11) of the portions of pages 2 through 6 hereto which relate to Common Shares beneficially owned are incorporated herein by reference.

Each of the August 2005 Purchases were effected in open market purchases executed through the New York Stock Exchange as set forth in Schedule C. Schedule C is incorporated into and made a part of this Amendment No. 1.

(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Kelley, Marsland, Redmont, First Tsakos or Tsakos Holdings.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the relationships described in the responses to Item 5 herein none of the Reporting Persons, nor, to the best of their knowledge, any persons listed on Schedule A hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person, with respect to any securities of the Company.

Item 7. Materials to Be Filed as Exhibits

The following is filed as an Exhibit to this Amendment No. 1:

Exhibit 1: Joint Filing Agreement, dated September 7, 2005, among Kelley Enterprises Inc., Marsland Holdings Limited, Redmont Trading Corp., First Tsakos Investments Inc. and Tsakos Holdings Foundation.

[The remainder of this page intentionally left blank]

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Amendment No. 1 is true, complete and correct.

Dated: September 7, 2005

KELLEY ENTERPRISES INC.

By:	/s/ P. Efthimiades
Name:	P. Efthimiades
Title:	Director

MARSLAND HOLDINGS LIMITED

By:	/s/ E. Saroglou
Name:	E. Saroglou
Title:	Director

REDMONT TRADING CORP.

By:	/s/ Thomas K. Zafiras
Name:	Thomas K. Zafiras
Title:	President

FIRST TSAKOS INVESTMENTS INC.

By:	/s/ P. Efthimiades
Name:	P. Efthimiades
Title:	Director

TSAKOS HOLDINGS FOUNDATION

By:	/s/ M.P. Tsakos	/s/ T.K. Zafiras
Name:	M.P. Tsakos	T.K. Zafiras
Title:	Member of the Foundation Council	Member of the Foundation Council

SCHEDULE A

Name of Reporting Persons	Address of the Principal Office
Kelley Enterprises Inc.	Saffrey Square, Suite 205, Park Lane, P.O. Box N-8188, Nassau, Bahamas

Marsland Holdings Limited	FGC Corporate Services Limited, 125 Main Street, PO Box 144, Road Town, Tortola, British Virgin Islands

Redmont Trading Corp.	9 Nikodimon Street, Kastella Piraeus Greece – 185 33

First Tsakos Investments Inc.	4 Efesou Street, Nea Smyrni, Athens, Greece

Tsakos Holdings Foundation	Heiligkreuz 6, Vaduz, Liechtenstein

SCHEDULE B

Kelley Enterprises Inc.

Name	Position	Principal Occupation	Business Address
First Tsakos Investments Inc.	Sole Shareholder		34 Efesou Street, Nea Smyrni, Athens, Greece

Pantelis Nicolas Efthimiades	Director	Retired Shipping Industry Consultant	34 Efesou Street, Nea Smyrni, Athens, Greece

Ioannis Efthimiades	Director	Shipping Industry Consultant	9 Ionias Street, Nea Smyrni, Athens, Greece

Marsland Holdings Limited

Name	Position	Principal Occupation	Business Address
First Tsakos Investments Inc.	Sole Shareholder		34 Efesou Street, Nea Smyrni, Athens, Greece

Ioannis Saroglou	Director	Financial Consultant	86 Mplessa Street Papagos, Greece

Elizabeth Saroglou	Director	Retired	86 Mplessa Street, Papagos, Greece

Redmont Trading Corp.

Name	Position	Principal Occupation	Business Address
Tsakos Holdings Foundation	Sole Shareholder		Heiligkreuz 6 Vaduz, Liechtenstein

Thomas Constantinos Zafiras	Director	Attorney	Tritonos 104, Paleo Faliro, Athens, Greece

Constantinos Zafiras	Director	Legal Consultant	10 Stissichorou Street Athens, Greece

First Tsakos Investments Inc.

Name	Position	Principal Occupation	Business Address
Pantelis Nicolas Efthimiades	Director	Retired Shipping Industry Consultant	34 Efesou Street, Nea Smyrni, Athens, Greece

Elizabeth Saroglou	Director	Retired	86 Mplessa Street, Papagos, Greece

Tsakos Holdings Foundation

Name	Position	Principal Occupation	Business Address
Panayotis Nicolas Tsakos	Foundation Council Member	Self-Employed in the Shipping Industry	Vassilis Sofias 39 Athens, Greece

Maria Panayotis Tsakos	Foundation Council Member	Self-Employed in Business	Stratigou Papayou 16, Ekali, Athens, Greece

Thomas Constantinos Zafiras	Foundation Council Member	Attorney	Tritonos 104, Paleo Faliro, Athens, Greece

Dr. Herbert Oberhuber	Foundation Council Member	Attorney	Unterm Rair 67, Liechtenstein

Pantelis Nicolas Efthimiades	Director	Retired Shipping Industry Consultant	34 Efesou Street, Nea Smyrni, Athens, Greece

SCHEDULE C

Kelley Enterprises Inc.

Date	No of Shares	Price
8/10/2005	1,000	$37.72
8/10/2005	1,000	$37.83
8/10/2005	2,000	$37.97
8/10/2005	2,000	$37.99
8/11/2005	100	$37.52
8/11/2005	800	$37.53
8/11/2005	1,600	$37.59
8/11/2005	200	$37.60
8/11/2005	700	$37.64
8/11/2005	100	$37.65
8/11/2005	800	$37.66
8/11/2005	700	$37.67
8/11/2005	700	$37.68
8/11/2005	100	$37.69
8/11/2005	100	$37.71
8/11/2005	900	$37.72
8/11/2005	400	$37.73
8/11/2005	2,000	$37.74
8/11/2005	200	$37.75
8/11/2005	1,400	$37.76
8/11/2005	200	$37.77
8/11/2005	2,200	$37.78
8/11/2005	1,400	$37.79
8/11/2005	2,400	$37.80
8/11/2005	800	$37.83
8/11/2005	1,100	$37.84
8/11/2005	500	$37.87
8/11/2005	600	$37.88
8/12/2005	200	$37.43
8/12/2005	1,000	$37.44
8/12/2005	200	$37.45
8/12/2005	200	$37.48
8/12/2005	200	$37.54
8/12/2005	200	$37.56
8/12/2005	100	$37.57
8/12/2005	1,800	$37.58
8/12/2005	400	$37.60
8/12/2005	200	$37.61
8/12/2005	400	$37.62
8/12/2005	200	$37.63
8/12/2005	500	$37.70

8/12/2005	500	$37.71
8/12/2005	300	$37.72
8/12/2005	200	$37.73
8/12/2005	2,900	$37.75
8/12/2005	200	$37.76
8/12/2005	300	$37.80
8/15/2005	300	$37.62
8/15/2005	200	$37.63
8/15/2005	500	$37.64
8/15/2005	300	$37.66
8/15/2005	900	$37.67
8/15/2005	200	$37.68
8/15/2005	900	$37.70
8/15/2005	200	$37.71
8/15/2005	100	$37.73
8/15/2005	200	$37.74
8/15/2005	1,000	$37.75
8/15/2005	600	$37.77
8/15/2005	100	$37.78
8/15/2005	100	$37.80
8/15/2005	500	$37.81
8/15/2005	500	$37.83
8/15/2005	600	$37.84
8/15/2005	500	$37.85
8/15/2005	300	$37.86
8/15/2005	800	$37.87
8/15/2005	200	$37.89
8/15/2005	1,600	$37.90
8/15/2005	1,300	$37.91
8/15/2005	800	$37.92
8/15/2005	200	$37.94
8/15/2005	1,000	$37.95
8/15/2005	500	$37.97
8/15/2005	500	$37.98
8/15/2005	100	$38.00
8/19/2005	300	$37.16
8/19/2005	300	$37.17
8/19/2005	200	$37.18
8/19/2005	700	$37.19
8/19/2005	800	$37.20
8/19/2005	300	$37.26
8/19/2005	400	$37.28
8/19/2005	200	$37.29
8/19/2005	600	$37.30
8/19/2005	600	$37.35
8/19/2005	600	$37.37

8/19/2005	200	$37.39
8/19/2005	800	$37.40
8/19/2005	300	$37.41
8/19/2005	300	$37.42
8/19/2005	400	$37.46
8/19/2005	100	$37.47
8/19/2005	2,000	$37.49
8/19/2005	600	$37.50
8/19/2005	500	$37.52
8/19/2005	100	$37.66
8/19/2005	500	$37.67
8/19/2005	100	$37.70
8/19/2005	100	$37.83
8/19/2005	100	$37.85
8/19/2005	100	$37.86
8/19/2005	200	$37.90
8/22/2005	100	$37.94
8/22/2005	100	$37.96
8/22/2005	200	$38.00
8/22/2005	1,100	$38.01
8/22/2005	200	$38.02
8/22/2005	200	$38.03
8/22/2005	400	$38.04
8/22/2005	800	$38.05
8/22/2005	200	$38.06
8/22/2005	300	$38.07
8/22/2005	600	$38.09
8/22/2005	900	$38.10
8/22/2005	200	$38.11
8/22/2005	100	$38.12
8/22/2005	500	$38.13
8/22/2005	700	$38.16
8/22/2005	500	$38.17
8/22/2005	1,700	$38.18
8/22/2005	100	$38.19
8/22/2005	500	$38.20
8/22/2005	300	$38.21
8/22/2005	200	$38.22
8/22/2005	400	$38.23
8/22/2005	500	$38.24
8/22/2005	800	$38.25
8/22/2005	200	$38.27
8/22/2005	400	$38.28
8/22/2005	1,200	$38.39
8/22/2005	600	$38.46
8/22/2005	600	$38.47

8/22/2005	100	$38.56
8/22/2005	500	$38.57
8/22/2005	600	$38.65
8/22/2005	500	$38.66
8/22/2005	500	$38.69
8/22/2005	400	$38.70
8/22/2005	600	$38.71
8/22/2005	400	$38.72
8/22/2005	300	$38.75
8/22/2005	500	$38.76
8/22/2005	100	$38.80
8/22/2005	200	$38.81
8/22/2005	300	$38.83
8/22/2005	300	$38.85
8/22/2005	100	$38.86
8/24/2005	100	$38.45
8/24/2005	400	$38.51
8/24/2005	200	$38.54
8/24/2005	100	$38.61
8/24/2005	600	$38.62
8/24/2005	100	$38.63
8/24/2005	700	$38.64
8/24/2005	600	$38.65
8/24/2005	100	$38.88
8/24/2005	600	$38.90
8/24/2005	300	$38.91
8/24/2005	400	$38.94
8/24/2005	100	$38.95
8/24/2005	300	$38.96
8/24/2005	900	$38.97
8/24/2005	300	$38.98
8/24/2005	1,600	$38.99
8/24/2005	800	$39.01
8/24/2005	600	$39.04
8/24/2005	600	$39.05
8/24/2005	600	$39.08

Total	92,400	$3,507,738.20

Marsland Holdings Limited

Date	No of Shares	Price
8/16/2005	400	$37.69
8/16/2005	100	$37.70
8/16/2005	400	$37.74
8/16/2005	300	$37.75
8/16/2005	400	$37.77
8/16/2005	400	$37.80
8/16/2005	400	$37.81
8/16/2005	400	$37.83
8/16/2005	500	$37.84
8/16/2005	300	$37.85
8/16/2005	1,000	$37.86
8/16/2005	300	$37.87
8/16/2005	100	$37.88
8/16/2005	1,700	$37.89
8/16/2005	1,100	$37.90
8/16/2005	1,900	$37.91
8/16/2005	200	$37.92
8/16/2005	1,400	$37.93
8/16/2005	400	$37.94
8/16/2005	400	$37.98
8/16/2005	500	$37.99
8/16/2005	400	$38.00
8/16/2005	500	$38.01
8/16/2005	1,000	$38.03
8/16/2005	500	$38.04
8/18/2005	300	$37.09
8/18/2005	500	$37.10
8/18/2005	1,300	$37.11
8/18/2005	700	$37.16
8/18/2005	700	$37.22
8/18/2005	700	$37.23
8/18/2005	700	$37.23
8/18/2005	300	$37.23
8/18/2005	400	$37.24
8/18/2005	700	$37.25
8/18/2005	700	$37.25
8/18/2005	400	$37.25
8/18/2005	300	$37.25
8/18/2005	100	$37.25
8/18/2005	800	$37.26
8/18/2005	200	$37.26
8/18/2005	200	$37.27
8/18/2005	200	$37.27
8/18/2005	200	$37.28

8/18/2005	300	$37.29
8/18/2005	100	$37.30
8/18/2005	300	$37.30
8/18/2005	500	$37.30
8/18/2005	100	$37.30
8/18/2005	400	$37.30
8/18/2005	200	$37.30
8/18/2005	100	$37.31
8/18/2005	200	$37.34
8/18/2005	100	$37.34
8/18/2005	700	$37.34
8/18/2005	200	$37.34
8/18/2005	300	$37.35
8/18/2005	100	$37.35
8/18/2005	100	$37.35
8/18/2005	100	$37.36
8/18/2005	700	$37.36
8/18/2005	100	$37.37
8/18/2005	500	$37.38
8/18/2005	200	$37.38
8/18/2005	100	$37.39
8/18/2005	600	$37.39
8/18/2005	400	$37.39
8/18/2005	400	$37.41
8/18/2005	800	$37.41
8/18/2005	200	$37.41
8/18/2005	200	$37.41
8/18/2005	400	$37.41
8/18/2005	600	$37.41
8/18/2005	100	$37.41
8/18/2005	500	$37.41
8/18/2005	600	$37.41
8/18/2005	200	$37.41
8/18/2005	200	$37.43
8/18/2005	100	$37.44
8/18/2005	200	$37.44
8/18/2005	400	$37.45
8/18/2005	400	$37.45
8/18/2005	100	$37.45
8/18/2005	100	$37.46
8/18/2005	500	$37.46
8/18/2005	100	$37.47
8/18/2005	300	$37.48
8/23/2005	600	$37.07
8/23/2005	500	$37.08
8/23/2005	2,300	$37.09

8/23/2005	2,200	$37.10
8/23/2005	300	$37.11
8/23/2005	600	$37.12
8/23/2005	400	$37.16
8/23/2005	300	$37.17
8/23/2005	1,800	$37.18
8/23/2005	500	$37.19
8/23/2005	600	$37.20
8/23/2005	500	$37.21
8/23/2005	1,100	$37.23
8/23/2005	300	$37.24
8/23/2005	1,900	$37.26
8/23/2005	100	$37.27
8/23/2005	500	$37.28
8/23/2005	600	$37.30
8/23/2005	200	$37.32
8/23/2005	600	$37.34
8/23/2005	500	$37.35
8/23/2005	600	$37.36
8/23/2005	300	$37.37
8/23/2005	1,200	$37.38
8/23/2005	1,500	$37.39
8/23/2005	400	$37.40
8/23/2005	1,300	$37.41
8/23/2005	600	$37.42
8/23/2005	2,700	$37.43
8/23/2005	1,000	$37.44
8/23/2005	2,300	$37.45
8/23/2005	200	$37.46
8/23/2005	200	$37.48
8/23/2005	300	$37.49
8/23/2005	1,000	$37.50

Total	67,200	$2,515,515

Redmont Trading Corp.

Date	No of Shares	Price
8/9/2005	600	$36.76
8/9/2005	2,600	$36.81
8/9/2005	1,700	$36.83
8/9/2005	1,400	$36.85
8/9/2005	1,800	$36.86
8/9/2005	700	$36.90
8/9/2005	1,400	$36.94
8/9/2005	1,300	$36.95
8/9/2005	1,300	$37.00
8/9/2005	500	$37.01
8/9/2005	500	$37.03
8/9/2005	1,200	$37.04
8/10/2005	600	$37.63
8/10/2005	600	$37.64
8/10/2005	600	$37.66
8/10/2005	100	$37.68
8/10/2005	600	$37.71
8/10/2005	1,200	$37.74
8/10/2005	1,800	$37.75
8/17/2005	400	$37.28
8/17/2005	800	$37.29
8/17/2005	400	$37.30
8/17/2005	900	$37.31
8/17/2005	400	$37.32
8/17/2005	200	$37.33
8/17/2005	500	$37.34
8/17/2005	400	$37.40
8/17/2005	1,500	$37.51
8/17/2005	300	$37.52
8/17/2005	100	$37.53
8/17/2005	1,000	$37.54
8/17/2005	600	$37.55
8/17/2005	2,000	$37.56
8/17/2005	1,000	$37.57
8/17/2005	800	$37.59
8/17/2005	800	$37.60
8/17/2005	400	$37.61
8/17/2005	100	$37.63
8/17/2005	600	$37.64
8/17/2005	1,000	$37.65
8/17/2005	1,200	$37.66
8/17/2005	2,800	$37.67
8/17/2005	500	$37.68
8/17/2005	100	$37.69

8/17/2005	1,000	$37.70
8/17/2005	100	$37.71
8/17/2005	500	$37.73
8/17/2005	200	$37.75
8/17/2005	100	$37.76
8/17/2005	500	$37.80

Total	41,700	$1,557,187.60

EXHIBIT INDEX

The following materials are filed as Exhibits to this Amendment No. 1:

Exhibit 1: Joint Filing Agreement, dated September 7, 2005, among Kelley Enterprises Inc., Marsland Holdings Limited, Redmont Trading Corp., First Tsakos Investments Inc. and Tsakos Holdings Foundation.